UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13 a -16 OR 15 d -16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft
Taunusanlage 12

60325 Frankfurt am Main

Germany
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory note

On March 29, 2021, Deutsche Bank AG published the following Media Release. This Report on Form 6-K is hereby incorporated by reference into Registration Statement No. 333-226421 of Deutsche Bank AG.

Media Release March 29, 2021

Deutsche Bank focuses its Management Board to support sustainable profitability

Dedicated Management Board member responsible for the Investment Bank and the Corporate Bank – New organisation of infrastructure functions – New contract for CEO Sewing, running until 2026 – Rebecca Short to join the Management Board

Deutsche Bank today announced a reorganisation of its Management Board. This will align the leadership team to the third phase of the bank’s transformation which was launched in December 2020. The aim of the reorganisation is to focus the management team more closely on the four business divisions in order to ensure sustainable profitability following the bank’s return to profitability last year. The bank has also realigned some infrastructure functions to further sharpen the focus on controls, costs, and risks. At the same time, the Supervisory Board wants to send a clear signal of continuity: Christian Sewing, Chief Executive Officer, will receive a new contract running until April 2026.

As part of the reorganisation Sewing will transfer responsibility for the Investment Bank and the Corporate Bank to Fabrizio Campelli, currently serving as Chief Transformation Officer. In this context, the CEO will assume additional responsibility for Human Resources. Michael Ilgner, Global Head of HR, will report to Sewing. Going forward, Ilgner will also oversee Global Real Estate to adapt the bank’s strategy in this area to the future working environment.

The Chief Transformation Office will be transferred from Campelli to Rebecca Short who will join the Management Board. Currently she is Head of Group Planning & Performance Management and Member of the Group Management Committee (GMC). Short also takes over Global Procurement from the Chief Operating Office (COO) and Management Board responsibility for the Capital Release Unit.

The Chief Operating Office will no longer be a separate Management Board function going forward. The ownership of the areas within COO will be shared between other Management Board members. In this context the business-related parts of COO that support the Investment Bank and the Corporate Bank, which were previously run in a centralised organisation, will move closer to their respective businesses under Campelli’s responsibility. He will be responsible for a closer front-to-back alignment of business and operations, which has proven effective in the Private Bank and the asset manager, DWS. Bernd Leukert, Management Board member responsible for Technology, Data and Innovation (TDI), will assume responsibility for most of the remaining COO areas.

In the light of the reorganisation, the current Chief Operating Officer, Frank Kuhnke, will leave Deutsche Bank.

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The bank’s risk management and control functions will also be reorganised. The longest-serving member of the Management Board, Stuart Lewis, Chief Risk Officer, has informed the Supervisory Board of his decision to retire at the Annual General Meeting 2022. To ensure an orderly transition, Stefan Simon, Chief Administrative Officer and Member of the Management Board responsible for Legal and Regulatory Affairs, will assume responsibility for Compliance and Anti-Financial Crime (AFC), with effect from May 2021. The aim is to consolidate the areas which are particularly impacted by legal requirements and require a close dialogue with regulators. Apart from this move the mandate of the Chief Risk Officer remains unchanged. The Supervisory Board will decide on Lewis's succession in due course.

There are also changes relating to the Private Bank. Lars Stoy, who currently manages the Postbank brand in the bank’s home market, will assume responsibility for the Private Bank Germany, reporting to the bank’s President, Karl von Rohr, who had taken on this role on an interim basis. Stoy will also become a member of the Group Management Committee (GMC). That will allow von Rohr to dedicate more time to his duties as President and his responsibilities for the Germany and EMEA regions, for the Private Bank as a whole and Asset Management.

“Christian Sewing’s management team has impressively transformed and strengthened Deutsche Bank over the past three years,” said Paul Achleitner, Chairman of the Supervisory Board. “It is our priority now to adapt the Management Board for the next phase of Deutsche Bank’s transformation, which is about efficiency, effective controls and delivering sustainable profitability. The realignment of responsibilities will allow the CEO to focus on cross-divisional priorities such as client centricity, sustainability and the control environment. Overall, we see Deutsche Bank’s leadership well positioned, which is also underscored by the new contract for Christian Sewing.”

Achleitner also thanked the departing Board member, Frank Kuhnke. “Being Deutsche Bank’s COO for the last three years, Frank Kuhnke has played a major role in ensuring that our bank has stabilised and achieved its strategic objectives. We thank him for a total of 35 years of commitment and successful work for Deutsche Bank and wish him all the best for his future endeavours.”

All changes will take effect on 1 May 2021, subject to regulatory approvals.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

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By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission (SEC). Such factors are described in detail in our 2020 Annual Report on Form 20-F filed with the SEC on pages 14 through 51 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: March 29, 2021

By: /s/ Sebastian Kraemer-Bach
Name:Sebastian Kraemer-Bach
Title:Managing Director

By: /s/ Mathias Otto
Name:Mathias Otto
Title:Managing Director and Senior Counsel

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